Mail Stop 4720   March 24, 2010

James M. Michener, Esq.
General Counsel
Assured Guaranty, Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda

        Re: **Assured Guaranty Ltd.**
                Preliminary Proxy Statement on Schedule 14A
                Filed March 12, 2010
                File No. 001-32141

Dear Mr. Michener:

      We have reviewed your correspondence dated March 22, 2010. This letter is to advise you that we have now completed our review of the above proxy statement. We have no further comments at this time.

                                  Sincerely,

                                  Jeffrey Riedler
                                  Assistant Director

cc: Edward S. Best, Esq.
     Laura D. Richman, Esq.
     Mayer Brown LLP
     71 S. Wacker Drive
     Chicago, IL 60606